MAIL STOP 3561


      	January 18, 2006

Mr. Bruce Lederman
2601 Ocean Park Blvd. Suite 320
Santa Monica, CA 90405

      Re:	HD Partners Acquisition Corporation
      Registration Statement on Form S-1
   File No. 333-130531
		Filed December 20, 2005

Dear Mr. Lederman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Prior to the effectiveness of the company`s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the
NASD.
2. Please expand your discussion of how you determined the public offering price, which you address on page 60. In this regard, please tell us the factors you considered in determining to value this offering at $60,000,000. What factors did you consider when determining that you might need $54,400,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of HD Partners Acquisition Corporation. Given management`s extensive and high-level experience in the media, entertainment and telecommunications industries as senior executives, business consultants and/or entrepreneurs, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.
3. We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 19.99% of the common stock sold in this offering. Please clarify whether the company may structure or consummate a business combination in which less than 19.99% of the IPO shareholders will be able to convert for the business combination still go forward.
4. Several of your risk factor disclosures appear duplicative and repeat information disclosed in other risk factors. Please revise your discussion to eliminate unnecessarily repetitive disclosures.

Prospectus Summary, page 1
5. We note the references to the contacts and relationships of management. Clarify whether there have been any communications or discussions with potential contacts or relationships regarding a potential business combination.

6. Toward the top of page 5 you state that "[t]hese expenses may be paid prior to a business combination only from the next proceeds of this offering not held in the trust account". Please clarify the reference to these expenses.
Risk Factors, page 9
7. In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.
8. Disclose in risk factor two the estimated amount that investors would receive upon liquidation of the company.
9. Given management`s extensive experience with DIRECTV, Inc., and current ties to companies such as SanDisk Corp., and XM Satellite Radio Holdings Inc., it appears likely that a potential target may be a competitor and, as a result, wary of entering into an agreement with, or allowing due diligence by, your management. Please advise us whether management considers this to be a risk, and if so, please add a risk factor.
10. There appears to be an inconsistency in risk factor five with respect to the number of companies that have filed a definitive agreement - in one location you state that seven have done so, and in another you state that six have done so. Please revise your disclosure accordingly, and ensure that this risk factor contains updated disclosure in any subsequent amendment. Furthermore, please add disclosure regarding the approximate number of companies that are still in the registration process.
11. It appears that management may obtain employment or consulting agreements at the same time as the business combination. Discuss the potential compensation of members of management that may occur following a business combination. State how this will be determined and whether this will be a term of the business combination agreement.
This should be discussed in greater detail. Add disclosure in the business section and in the conflicts of interest section.
12. Please revise risk factor 14 to discuss in greater detail, both in the subheading and the narrative, the risk to the company and to investors.
13. We note the disclosure that you may seek a business combination with an entity that is affiliated with existing stockholders. Please name any affiliated companies that may be considered in seeking a business combination. Disclose those circumstances that may result in the company seeking a business combination with an affiliated entity.
We may have further comment.



14. We note that several of the risk factors deal with finding a business target outside the United States. If this is a criteria that management will focus on then please clearly disclose throughout the prospectus.

Use of Proceeds, page 24
15. We note your disclosure in footnote 1 on page 25 that the net proceeds not held in trust will be used to repay loans made by officers and directors. However, the footnote reference in this regard is confusing. Please disclose the amount of any of the funds borrowed from your officers and directors that were used to pay any portion of your total offering expenses, as these expenses appear to reduce the amounts otherwise available to the trust account. If the loans are to be repaid from net proceeds not held in trust please identify the line items associated with the repayment. In addition, please update this disclosure to include the dollar amount of the initial loan, and the amount of expenses that have been prepaid with the loan proceeds.

Proposed Business, page 33
16. The majority of your discussion in the second full paragraph under this heading consists of restating management`s biography. Please relocate this discussion to the "management" heading or, alternatively, explain its relevance here. We also note that the summary repeats the first two paragraphs of the business section. Please avoid repetition and revise the summary accordingly.
17. We note your statement on page 35 and elsewhere that "[y]our management believes, based on its prior business experience, that there are numerous acquisition candidates". Please expand your discussion to quantify "numerous" and otherwise support this statement that there are numerous targets. Also, please explain whether management has made any investigations into the industry and/or businesses within the industry. State whether the company has set any criteria that will be used to find a target business within this industry.

18. On page 35 you disclose that management "believe[s] that the various relationships they have developed over their careers ... will generate a number of potential target businesses that will warrant further investigation." In light of the lack of business steps taken by management in furtherance of a business combination, at this time this statement appears speculative in nature and should be removed.




19. We note the statement that you may seek to consummate a business combination with a company that is financially unstable or in its early stages of development or growth, including entities without established records of sales or earnings. Please explain how these companies would meet the requirement that the target business have a fair market value of at least 80% of net assets. We may have further comment.
20. Please clarify if true, that you have had no contacts to date with any unaffiliated sources regarding potential target business candidates.
21. Clarify, if true, that management has not undertaken any affirmative efforts to locate a target business.
22. In the first paragraph under the heading "Selection of a Target
Business ..." you note that management will have virtually unrestricted flexibility to select a target business subject to the requirement that the business combination is with an entity with a market value of at least 80% of your net assets. Please clarify whether management is further restricted to a particular industry focus. In this respect we note disclosures elsewhere in the document which indicate that you "may seek to effect business combinations with more than one target business in the media, entertainment or telecommunications industries".

Management, page 45
23. Disclose Mr. Meyer`s business activities from 2004 to the present and Mr. Cox`s business activities from March 2005 to the present.
24. We note your disclosure on page 47 that you management is currently under certain non-compete and confidentiality agreements with their former employers. Please expand this discussion to address each member of management individually, including the name of the former employer, the industries in which they are prohibited from competing, and time period covered by the agreement. In addition, please disclose whether the company plans to indemnify, or otherwise defend, any executive against a suit alleging breach of contract by their former employer. Finally, please clarify what you mean by the statement "the agreements also restrict ... from any activity which is competitive with their former employer where it is reasonably likely that any of these individuals would disclose or utilize any such confidential information". Do you mean to imply that the agreements only restrict management from competing in industries if it is also reasonably likely that they would use confidential information - or, is there a blanket non-compete rule for certain industries with a separate prohibition against the use of confidential information.


Conflicts of Interest, page 48
25. Please clarify the meaning of the statement on page 49 that "[management] may not present opportunities to us that otherwise may be attractive to us unless any other entity to which they owe such a fiduciary obligation and any successors to such entities have declined to accept such opportunities." In addition, please advise us, with examples if appropriate, how your director`s fiduciary obligations to your company are prioritized vis-a-vis other companies. In this respect we note that the paragraph beginning "[t]o minimize potential conflicts of interest" on page 49 is unclear.

Certain Relationships and Related Transactions, page 52
26. We note your disclosure on page 52 that your officers have agreed
to make open market purchases of your warrants under certain conditions. Please file a copy of these agreements. Please advise us whether this agreement is intended to meet the requirements for a
Rule
10b5-1(c) plan.  In this regard we note the company`s disclosure on
page 51 that the "purchases have been irrevocably ordered by
[y]our
current shareholders and will be made by Morgan Joseph & Co. ..."
Please disclose the factors that Morgan Joseph & Co, will consider in determining the timing and amount of warrant purchases. We may have further comment.
27. We note your disclosure on page 53 that there is no limit on the amount of out of pocket expenses that will be reimbursed by you to your executive officers. Please include a statement clarifying whether this statement also applies to proceeds held in trust for the purchasers.
28. Please clarify the statement on page 53 that "[y]our existing stockholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount in the trust ..."

Underwriting, page 59
29. We note your disclosure on page 61, that the NASD has deemed the underwriter`s purchase option to be compensation; however, the company does not appear to include any value attributable to the option as a
"discount" or "offering expense" in any related table. On page 32 you indicate that the option will be accounted for as a cost attributable to the proposed offering. Please clarify your disclosure and explain the impact of the option sale to the investor. See Item 508(e) of Regulation S-B.
30. Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
31. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
32. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements, page F-1
33. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.












Note 2 - Proposed Public Offering, page F-8

34. Please expand Note C to disclose any net settlement provisions.
Also, revise to clarify the expected timing of the issuance of the UPO and tell us whether the options will be issued regardless of the status of the registration statement.
35. In determining the fair value of the options, we note that you use an expected life of four years. Please tell us why this is appropriate when the options expire five years from the date of the prospectus.
36. Please provide us with information on the S&P Supercomposite
Media
Index, including the names and market capitalizations of the 32 companies. If the companies in the index have market caps that are dissimilar to the expected market capitalization of your company, explain why the volatility of this index is considered a reasonable estimate of your volatility.

Part II

Item 13
37. Please advise us of the basis for excluding the $3,500 initial fee payable to American Stock Transfer & Trust for acting as an escrow agent from your tabular presentation of Other Expenses of Issuance and
Distribution.

Exhibit 23
38. Provide a current consent of the independent accountant in any amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	Jody Samuels
	Fax: (212) 370-7889




Mr. Bruce Lederman
HD Partners Acquisition Corp.
January 18, 2006
p. 1